Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces First-Quarter 2022 Financial Results

TAIPEI, Taiwan, May 3, 2022 – GigaMedia Limited (NASDAQ: GIGM) today announced its first quarter 2022 unaudited financial results.

Comments from Management

For the first quarter of 2022, GigaMedia reported revenues of $1.55 million with a gross profit of $0.90 million, an operating loss of $0.83 million and the net loss of $1.10 million. Total revenues increased by 23.0% if compared to the previous quarter.

The improvement exhibited in revenues is mainly due to our efforts in promoting a licensed game amidst a long stay-home period in Hong Kong. Meanwhile, we continued fine-tuning our fast-paced remake of legacy casual games to increase players’ stickiness and average revenue per user. With a healthier operating model, we believe it will bring us a steady growth and enhanced profitability in the future

While many countries around the world began easing COVID-19 restrictions, Hong Kong and Taiwan, previously with comparatively few cases, have been facing a wave of outbreak recently, and certain disruptions to our operations were resulted. “We have taken measures to mitigate the impact of the pandemic on our business,” stated GigaMedia CEO James Huang.

First Quarter Overview

●

Operating revenues increased by 23.0% in quarter-on-quarter comparison and 6.9% year-over-year. The increase was mainly attributable to our efforts in boosting Tales Runner, a licensed game in Hong Kong, where primary pupils have experienced a prolonged winter vacation.

●

Loss from operations decreased to $0.83 million from $1.15 million last quarter, but net loss increased slightly to $1.10 million from $0.99 million last quarter due to foreign exchange loss arising from the surge of U.S. dollar in the past quarter.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q22 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	1Q22	4Q21	Change (%)	1Q22	1Q21	Change (%)
Revenues	1,546	1,257	23.0%	1,546	1,446	6.9%
Gross Profit	901	607	48.4%	901	791	13.9%
Loss from Operations	(828)	(1,152)	NM	(828)	(901)	NM
Net Loss Attributable to GigaMedia	(1,099)	(986)	NM	(1,099)	(875)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.10)	(0.09)	NM	(0.10)	(0.08)	NM
EBITDA (A)	(1,154)	(1,005)	NM	(1,154)	(949)	NM
Cash, Cash Equivalent and Restricted Cash	40,534	41,762	(2.9)%	40,534	44,446	(8.8)%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

●

Consolidated revenues for the first quarter of 2022 increased by 23.0% quarter-on-quarter to $1.55 million, from $1.26 million in the fourth quarter of 2021, and increased by 6.9% year-over-year from $1.45 million in the first quarter of 2021. The increase was mainly attributable to our efforts in boosting Tales Runner, a licensed game, amidst a long stay-home period in Hong Kong.

●	Consolidated gross profit increased to $0.90 million from $0.61 million in last quarter and increased by 13.9% from $0.79 million in the same quarter last year.
●	Consolidated operating expenses were $1.73 million in the first quarter of 2022, approximately comparable to prior quarter.
●	Net loss for the first quarter of 2022 was $1.10 million, increased from a loss of $0.99 million last quarter, and from a loss of $0.88 million in the same quarter last year.
●	Cash, cash equivalents and restricted cash at the first quarter-end of 2022 amounted to $40.5 million.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $40.5 million, or approximately $3.67 per share as of March 31, 2022.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 3, 2022. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“Notwithstanding the disruption of the pandemic, we are making progress in developing and calibrating a robust business model for our in-house casual games,” said GigaMedia CEO James Huang. “We will continue executing our strategy of internally-driven growth by cultivating customer relationships, boosting productivity of the products and improving cost structure and effective marketing.”

Meanwhile, our business strategies always include expanding through mergers and acquisitions. We will keep pursuing investment opportunities that have strategic capacity to accelerate our growth and enhance shareholders’ value.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2022 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2022 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2022	12/31/2021	3/31/2021
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,545,575	1,257,099	1,446,276
Other revenues	—	—	—
	1,545,575	1,257,099	1,446,276
Operating costs
Cost of digital entertainment service revenues	644,369	649,791	655,757
Cost of other revenues	—	—	—
	644,369	649,791	655,757
Gross profit	901,206	607,308	790,519
Operating expenses
Product development and engineering expenses	322,438	363,917	345,898
Selling and marketing expenses	435,205	495,573	397,033
General and administrative expenses	971,101	897,473	946,192
Other	226	2,020	2,599
	1,728,970	1,758,983	1,691,722
Loss from operations	(827,764)	(1,151,675)	(901,203)
Non-operating income (expense)
Interest income	62,835	24,951	78,595
Foreign exchange (loss) gain - net	(339,131)	41,038	(49,357)
Gain on disposal of investments	—	45,863	—
Other-net	4,922	53,605	(2,809)
	(271,374)	165,457	26,429
Loss from continuing operations before income taxes	(1,099,138)	(986,218)	(874,774)
Income tax benefit (expense)	—	—	—
Net loss attributable to shareholders of GigaMedia	(1,099,138)	(986,218)	(874,774)
Loss per share attributable to GigaMedia
Basic:	(0.10)	(0.09)	(0.08)
Diluted:	(0.10)	(0.09)	(0.08)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2022	12/31/2021	3/31/2021
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	40,221,362	41,455,445	44,146,308
Accounts receivable - net	245,742	264,890	281,945
Prepaid expenses	728,280	400,954	393,587
Restricted cash	312,772	306,411	300,000
Other receivables	21,143	473	25,937
Other current assets	151,560	154,344	156,622
Total current assets	41,680,859	42,582,517	45,304,399

Marketable securities - noncurrent	10,322,000	10,322,000	10,000,000
Property, plant & equipment - net	79,266	87,806	38,860
Intangible assets - net	9,166	11,746	11,596
Prepaid licensing and royalty fees	299,117	35,017	108,878
Other assets	2,322,368	2,479,237	2,481,910
Total assets	54,712,776	55,518,323	57,945,643

Liabilities and equity
Accounts payable	47,916	118,343	88,009
Accrued compensation	188,353	236,316	161,287
Accrued expenses	1,436,606	1,199,039	1,083,293
Unearned revenue	890,395	880,203	949,396
Other current liabilities	820,580	782,630	740,286
Total current liabilities	3,383,850	3,216,531	3,022,271
Other liabilities	1,262,455	1,450,487	1,655,437
Total liabilities	4,646,305	4,667,018	4,677,708
Total equity	50,066,471	50,851,305	53,267,935
Total liabilities and equity	54,712,776	55,518,323	57,945,643

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2022	12/31/2021	3/31/2021
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(1,099,138)	(986,218)	(874,774)
Depreciation	5,764	3,889	1,902
Amortization	2,239	2,254	2,010
Interest income	(62,835)	(24,951)	(78,595)
Interest expense	—	—	—
Income tax (benefit) expense	—	—	—
EBITDA	(1,153,970)	(1,005,026)	(949,457)